Exhibit 99.2

PREMIER ROYALTY ANNOUNCES DEFINITIVE AGREEMENT TO PURCHASE CASH FLOWING ROYALTIES

THUNDER BAY, ON, February 15, 2013 –PREMIER ROYALTY INC. (NSR:TSX) (“Premier Royalty” or the “Company”) is pleased to announce the signing of a Definitive Purchase Agreement (“the Agreement”) regarding the sale to Premier Royalty by Yamana Gold Inc. (“Yamana”) of its interests in a portfolio of third party royalties, including:

a)

a 1.5% Net Smelter Return royalty on the San Andres deposit in Honduras and the Sao Vicente and Sao Francisco Mines in Brazil owned and operated by Aura Minerals Inc. (“Aura”). In 2012, Aura produced 172,479 ounces of gold from the three mines, representing an 8% increase over 160,159 ounces produced in 2011. Based on public disclosure, Aura has budgeted for total gold production of 178,000 ounces in 2013, which represents a 7% increase over the 2012 forecast and is primarily driven by improved results expected at its Brazilian mines, which Aura has publicly disclosed are scheduled for closure in 2013.

b)

a 2.0% Net Smelter Return royalty on certain mining claims and adjacent lands containing the Cerro Prieto deposit owned and operated by Oroco Resource Corp., which Premier Royalty considers a future potential “pipeline” asset; and

c)

a $3.00/oz royalty on certain mining claims and adjacent lands containing the Don Nicholas deposit owned and operated by Minera IRL Limited, which is also considered by Premier Royalty to be a future potential “pipeline” asset.

Pursuant to the terms of the Agreement, Premier Royalty has agreed to purchase 100% of the interest in the above mentioned cash flowing and pipeline royalties for consideration of $9,000,000 in cash, $600,000 in shares of Premier Royalty at the closing price immediately before the closing of the acquisition, and warrants to purchase an aggregate of up to 500,000 shares of Premier Royalty at $2.50 per share. The warrants will be exercisable for a period of 36 months from the closing date of the Royalty acquisition.

The Closing Date of the transaction is expected to occur on or before February 28, 2013 subject to all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

Abraham Drost, P.Geo. President & CEO of Premier Royalty stated that “We are very pleased to be adding a cash-flowing 1.5% royalty on Aura’s flagship and long life San Andres gold mine in Honduras to our portfolio of royalty assets. While mining activity at its Brazilian mines will end in 2013 with Sao Vicente ending in the second quarter and Sao Francisco in the third quarter, Aura has publicly disclosed that both mines are expected to achieve higher grades and lower strip ratios.

Combined with the production from San Andres in 2013, this acquisition has the potential to add cash proceeds from approximately 2,100 ounces of gold attributable to Premier Royalty’s account in 2013. Based on operator guidance, this represents a highly accretive 43% increase to Premier Royalty’s current projections, for a total of 6,900 ounces gold attributable in 2013.”

Stonecap Securities acted as Advisor to Premier Royalty in the transaction. The Company remains well financed and continues to assess additional royalty acquisitions and other corporate development opportunities in stable jurisdictions as part of an ongoing effort to add ounces and build shareholder value.

Information in this press release describing 2012 production results and 2013 budget guidance relies upon public disclosure provided by Aura and has been reviewed by Mr. Abraham Drost, P. Geo, who is a Qualified Person within the meaning of National Instrument 43-101. For more information on Aura Minerals Inc. disclosure, please refer to its SEDAR profile on www.sedar.com.

About Premier Royalty Inc.

Premier Royalty’s current royalty portfolio features cash flow from several gold mines including:

  1.5% NSR on Emigrant Springs Mine operated by Newmont on the Carlin Trend in Nevada, USA
  1% NSR on Thunder Creek Deposit of the Timmins West Mine operated by Lake Shore Gold Mines in Timmins, Canada
  1% NSR on the venerable Buffelsfontein Mine operated by Village Main Reef in South Africa
  1% NSR on Mine Waste Solutions (MWS) tailings processing facility operated by AngloGold Ashanti in South Africa
  1% NSR on Gualcamayo Mine operated by Yamana Gold Inc. in San Juan Province, Argentina

Premier Royalty Inc. also has a number of promising earlier stage exploration and development royalties in its growth pipeline and is actively assessing other potential royalty acquisitions and corporate development opportunities in stable jurisdictions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Abraham Drost, P.Geo. President & CEO
Phone: 807-476-2401 Fax: 807-476-2409

Nicole Marchand, Investor Relations
416-428-3533

Email: info@premierroyalty.com
Web Site: www.premierroyalty.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about strategic plans, including the closing of the acquisition of the royalties, and project forecasts. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Royalty’s management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Royalty disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.